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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. ____ )*


                                 Forasol-Foramer
                                (Name of Issuer)

                   Common Stock, Par Value NLG 0.01 Per Share
                         (Title of Class of Securities)

                    CUSIP No. 353 994 916 (SEDOL No. 2328357)
                                 (Cusip Number)

                                Mr. Dick Haarsma
                                011-3120-563-5160
                                  ING Bank N.V.
                De Amsterdamse Poort, 1102 MG Amsterdam-Zuidoost
                              Postbus 1800 1000 BV
                             Amsterdam, Netherlands
                       (Name, Address and Telephone Number
           of Person Authorized to Receive Notices and Communications)

                                    Copy to:
                                  Ms. Ivy Hwang
                                  212-409-6152
                       ING Baring (U.S.) Securities, Inc.
                               667 Madison Avenue
                               New York, NY 10021


                                January 28, 1997
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box / /.

Check the following box if a fee is being paid with the statement / / . (A fee is not required only if the reporting person (1) has a previous statement of file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).


                               (Page 1 of 9 Pages)



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NOTE: Six copies of this statement including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or other wise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).





                               (Page 2 of 9 Pages)


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                                  SCHEDULE 13D


CUSIP NO.  353 994 916 (SEDOL NO. 2328357)
           -------------------------------

1)    NAME OF REPORTING PERSON
       SS OR IRS IDENTIFICATION NO OF ABOVE PERSON:

         ING Bank N.V.
         13-2946164

2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  / /
                                                                (b)  / /

3)    SEC USE ONLY


4)    SOURCE OF FUNDS*

         WC

5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)   / /

6)    CITIZENSHIP OR PLACE OF ORGANIZATION

         Netherlands

NUMBER OF SHARES           7)   SOLE VOTING POWER                      1,033,083
BENEFICIALLY OWNED
BY EACH REPORTING          8)   SHARED VOTING POWER
      PERSON
                                    9)   SOLE DISPOSITIVE POWER        1,033,083

                                    10)  SHARED DISPOSITIVE POWER

11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,033,083

12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*/ /

13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.6%

14)    TYPE OF REPORTING PERSON*

         CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               (Page 3 of 9 Pages)


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                        Statement Pursuant to Rule 13d-1
                                     of the
                          General Rules and Regulations
                                    Under the
                         Securities Exchange Act of 1934


Item 1.     Security and Issuer.

         This filing relates to the shares of Common Stock, par value NLG 0.01 per share (the "Shares"), of Forasol-Foramer N.V. (the "Issuer"). The Issuer has its principal office at 16 bis rue Grange, Dame Rose, BP 100-78 143, Velizy-Villacoublay Cedex, France.

Item 2.    Identity and Background.

         The corporate name of the reporting person is ING Bank N.V. ("Holder"). Holder is organized under the laws of The Netherlands and is engaged in the financial investments and services and banking businesses. It maintains its principal place of business at De Amsterdamse Poort, 1102 MG, Amsterdam Zuid-Oost, Postbus 1800, 1000 AV, Amsterdam, The Netherlands.

         Holder is a wholly owned subsidiary of ING Groep N.V. ("ING"), a holding company organized under the laws of The Netherlands with subsidiaries engaged principally in the financial services business. ING's principal executive office is located at Strawinskylaan 2631, Postbus 810, 1000 AV Amsterdam, The Netherlands.

         Schedule 1 attached hereto and incorporated herein by reference sets forth certain additional information with respect to each executive officer and director of (i) Holder and (ii) ING.

         During the last five years, none of (i) Holder, (ii) ING and (iii) to the best knowledge of Holder, the persons identified in Schedule I, has been (a) convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.


Item 3.    Source and Amount of Funds or Other Consideration.

         The funds used to purchase the Common Stock which is subject of this report were derived from the working capital of the Holder.





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Item 4.    Purpose of Transaction.

         The subject shares of Common Stock directly or indirectly acquired have been acquired for investment purposes. Holder has no plans or proposals relating to any matters specified in paragraphs (a) through (j) of Item 4 of Schedule 13D. However, Holder reserves the right to adopt such plans or proposals in the future, subject to applicable regulatory requirements, if any. Depending upon market conditions, an evaluation of the business and prospects of the Issuer and other factors, Holder or its affiliates may, in its sole discretion, purchase additional shares of Common Stock or dispose of the subject shares of Common Stock from time to time in the open market, in privately negotiated transactions or otherwise, subject to market conditions and other factors.


Item 5.   Interest of Securities of the Issuer.

         a) As of the date on which this statement is executed, Holder beneficially owns 1,033,083 shares of Common Stock of the Issuer, constituting 6.6% of the Issuer's issued and outstanding shares of Common Stock, based upon the aggregate of 16,650,290 shares of Common Stock of the Issuer issued and outstanding as of September 27, 1996 (as disclosed on Form 6-K filed with the Securities and Exchange Commission by the issuer on September 27, 1996). Except as described herein, none of (i) Holder or (ii) ING, and, (iii) to the best knowledge of Holder, the persons identified in Schedule 1 hereto, presently beneficially own any Common Stock.

         b) Holder will have sole power to vote or to direct the vote of, and to dispose or to direct the disposition of, the Common Stock which Holder may be deemed to own beneficially (as the term is defined in Rule 13d-3).

         c) Except as indicated herein, no transactions in the shares of Common Stock have been effected by (i) Holder, (ii) ING and (iii) to the best knowledge of Holder, by any of the persons listed on Schedule 1 hereto, during the past 60 days.

         d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of , the securities described above.

         e)  Not applicable.









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Item 6.    Contracts, Arrangements, Understanding or Relationships with Respect to Any Securities of the Issuer.

         The Holder has issued a promissory note (the "Note") to one of its affiliates, ING Baring Financial Products, a U.K. company regulated by the Securities and Futures Authority Limited ("IBFP"). Payment on the Note is linked to the price movement of the Shares in the market. Simultaneously, the Holder has also bought a cash settled put option from IBFP, payment of which is linked to any depreciation in the market price of the Shares. Notwithstanding these transactions with IBFP, Holder continues to have sole power to vote or dispose of the Shares it holds.

Item 7.     Material Files as Exhibits.

           None.





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                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 7, 1997


                                                ING Bank, N.V.


                                       By:      /s/Dick Haarsma
                                                -------------------------------
                                                Name:  Dick Haarsma
                                                Title: Senior Manager
                                                       Development and Regional
                                                       Support


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                                   SCHEDULE 1


         Set forth below is the name and position of each of the executive officers and directors of (i) Holder and (ii) ING.

         Except as otherwise indicated, the principal occupation of each person listed below is a Senior Officer of Holder or ING, as the case may be. Unless otherwise indicated, each person listed below is a citizen of The Netherlands.



                                  ING BANK N.V.

Board of Directors:

J. Kamminga, Chairman
J.W. Berghuis,  Vice Chairman
P.F. van der Heijden
O.H.A. van Royen
G. Verhagen

Executive Officers:

G.J.A. van der Lugt, Chairman
J.H.M Lindenbergh, Member
C. Maas, Member
M Minderhoud, Member


                                 ING GROEP N.V.


Board of Directors:

J.H. Choufoer,  Chairman
T.C. Braakman, Vice-Chairman
Mrs. L.A.A. van den Berghe
J.W. Berhuis
P.F. van der Heijden
J. Kamminga
O.H.A. van Royen
J.J. van Rijn
G. Verhagen
M.Ververs



                               (Page 8 of 9 Pages)
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Executive Officers:

A.G. Jacobs, Chairman
G.J.A. van der Lugt, Vice Chairman
J.H. Holsboer
E. Kist
J.H.M. Lindenbergh
C. Maas
M. Minderhoud
A.H.J. Rinnooy Kan





                               (Page 9 of 9 Pages)